UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
27 June 2014

PEARSON: NEW SEGMENTAL ANALYSIS

Pearson will announce its interim results for the six months ended 30 June 2014 on Friday 25 July 2014.

As we stated at our AGM (bit.ly/1qL33ej), Pearson's profits are heavily weighted to the second half. As expected, our first-half adjusted operating profit and adjusted earnings per share will be lower this year than in 2013, primarily reflecting the outlook given at our full-year results which included: the appreciation of sterling against the US dollar and key emerging market currencies; the phasing of Penguin Random House integration charges and the incremental H1 associate accounting impact of owning 47% of Penguin Random House compared to 100% of Penguin in H1 2013; the disposal of Mergermarket; the H1 phasing of reduced assessments in Texas and California; the later phasing of marking of UK exams and associated revenue recognition; and the phasing of restructuring charges, particularly in our North American Education division.

As previously announced, we will report the results using two new segmental analyses which reflect our new structure and operating model: Geographies (North America, Core and Growth) and Lines of Business (School, Higher Education and Professional).

We are today providing details of our 2013 financial results by the new Geographic segments analysis, which most closely match our previous reporting structure. On 25th July 2014, we will also provide revenues and operating income by Line of Business.

Our Geographic segments comprise our school, higher education and professional learning services, inside services and direct delivery in:

•	North America: the US and Canada;

•	Core: including the United Kingdom, Australia and Italy; and

•	Growth: including Brazil, China, India and South Africa.

Our 2013 results under this new segmental analysis were as follows:

£ millions	Half year 2013	Full year 2013
Sales
North America	1,243	3,080
Core	616	1,242
Growth	331	747
Continuing sales	2,190	5,069
Penguin	513	513
Mergermarket	53	108
Total sales	2,756	5,690
Adjusted operating profit*
North America	29	457
Core	55	119
Growth	12	56
Adjusted operating profit excluding Penguin / Penguin Random House & Mergermarket	96	632
Penguin / Penguin Random House	28	78
Mergermarket	13	26
Total adjusted operating profit	137	736

* Half year 2013 includes £29m net restructuring charges as follows: North America, £8m; Core, £16m; Growth, £5m. Full year 2013 includes £135m net restructuring charges as follows: North America, £53m; Core, £50m; and Growth, £32m.

These are preliminary estimates which are subject to audit which may result in adjustments.

Our Line of Business segments will be reported at our interim results on 25 July 2014 and will include:

•	School

•	Higher Education; and

•	Professional (which includes Pearson VUE, the Financial Times and global English Language Learning).

ENDS

For more information:
Simon Mays-Smith / Brendan O'Grady                                                                                                + 44 (0)20 7010 2310

Note to editors:
Our 2013 results, as reported under the previous segmental analysis, were as follows:

£ millions	Half year 2013	Full year 2013
Sales
North American Education	1,102	2,779
International Education	736	1,539
Professional	188	410
FT Group	217	449
Sales excluding Penguin / Penguin Random House	2,243	5,177
Penguin	513	513
Total sales	2,756	5,690
Adjusted operating profit**
North American Education	13	406
International Education	50	140
Professional	20	57
FT Group	26	55
Total excluding Penguin / Penguin Random House	109	658
Penguin / Penguin Random House	28	78
Total adjusted operating profit	137	736

** Half year 2013 £29m net restructuring charges as follows: North American Education, £7m; International Education, £18m; FT Group, £4m. Full year 2013 includes £135m net restructuring charges as follows: North American Education, £49m; International Education, £69m; Professional Education, £6m, FT Group, £11m.

PEARSON plc

Date: 27 June 2014

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary